UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13G
                           (Rule 13d-102)

       Information Statement Pursuant to Rules 13d-1 and 13d-2
              Under the Securities Exchange Act of 1934
                         (Amendment No. 1)*

                             Nvest, L.P.

                          (Name of Issuer)


                Units of Limited Partnership Interest

                   (Title of Class of Securities)


                             67065F 10 7

                           (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
ROGER O. BROWN


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [ ]
(b)  [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER
704,000 units

6.  SHARED VOTING POWER
0 units

7.  SOLE DISPOSITIVE POWER
704,000 units

8.  SHARED DISPOSITIVE POWER
0 units

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
704,000 units

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*[X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12.  TYPE OF REPORTING PERSON*
IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


                             SCHEDULE 13G


Item 1(a)           Name of Issuer:
                    Nvest, L.P.

1(b)  Address of Issuer's Principal Executive Offices:
                    399 Boylston Street
                    Boston, MA  02116

Item 2(a)           Name of Person Filing:
                    Roger O. Brown

2(b)  Address of Principal Business Office or, if none,
Residence:
                    Brown & Brown L.L.C.
                    225 W. Washington Street
                    Suite 1650
                    Chicago, Illinois  60606

2(c)  Citizenship:
                    USA

2(d)  Title of Class of Securities:
                    Units of Limited Partnership Interest

2(e)  CUSIP Number:
                    67065F 10 7

Item 3 If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b):
                    Not applicable.

Item 4   Ownership:
4(a)  Amount beneficially owned:
                    704,000 units

4(b)  Percent of Class:
                    9.9%

4(c)  Number of shares as to which such person has:

(i)    sole power to vote or to direct the vote:
                    704,000 units

(ii)   shared power to vote or to direct the vote:
                    0 units

(iii)  sole power to dispose or to direct the disposition of:
                    704,000 units

(iv)   shared power to dispose or to direct the disposition of:
                    0 units

The Reporting Person has sole voting and dispositive power with respect to 844,605 units of limited partnership interest in Nvest Companies, L.P. ("NCOMP"), a private partnership affiliated with Issuer. Such units in NCOMP are owned as follows: Roger O. Brown
Revocable Trust U/A/D 12/16/82   60,000; Barbara E. Brown
Revocable Trust U/A/D 12/16/82   20,000; and Vestn Limited
Partnership - 764,605. In addition, the Reporting Person has sole voting and dispositive power with respect to 27,499 publicly-traded units in Issuer. Such units in Issuer are held as follows: Roger O. Brown Revocable Trust U/A/D 12/16/82
21,189; and Barbara E. Brown Revocable Trust U/A/D 12/16/82
6,310.

844,605 units reported herein are units which the persons listed in the immediately preceding paragraph may acquire in the future through the exchange of an equal number of limited partnership units of NCOMP. The disclosure excludes units in Issuer that may be acquired upon the permitted exercise of exchange rights with respect to 168,104 NCOMP limited partnership units that may not be exercised within 60 days. Insofar as the managing general partner of NCOMP has the authority to withhold consent from any such future exchanges as provided in the amended partnership agreement of NCOMP, the Reporting Person may not be the "beneficial owner" of any units of Issuer within the meaning of Rule 13d-3(d)(l)(i), and this schedule shall not be construed as an admission that the Reporting Person is such a "beneficial owner."

Item 5   Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another
Person:
                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company:
                    Not Applicable.

Item 8   Identification and Classification of Members of the
Group:
                   Not Applicable.

Item 9   Notice of Dissolution of Group:
                   Not Applicable.

Item 10  Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

As of February 5, 1999
/s/ Roger O. Brown
Roger O. Brown